SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

April 11, 2023

VIA EDGAR

Michelle Miller

Sharon Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020

Filed May 5, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed October 12, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed January 7, 2022

Form 20-F for the fiscal period ending December 31, 2021

Filed May 2, 2022

File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby supplementally transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 21, 2023 regarding our annual report on Form 20-F previously submitted on May 2, 2022 (the “Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2021

Introduction, page iii

1.	We note your response to prior comment 1 and your revised proposed disclosure. Provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Macau which result in oversight over data security and explain how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued. Please provide us with your proposed disclosure.

Response: In response to the Staff’s comment, we respectfully submit that no further risk factors are necessary since we do not have any subsidiary or operation in Macau.

Item 3. Key Information, page 2

2.	We note your response to prior comments 2 and 6, including that in 2021, you completed several rounds of registered direct offerings, raising $585.6 million in proceeds, net of $40.4 million of issuance costs and that investors submitted funds to the bank accounts of its wholly owned subsidiaries, China SOS Ltd., incorporated in Hong Kong and SOS Information Technology New York Inc., incorporated in New York. Please address the following:

●	Tell us and revise your disclosures accordingly, to discuss your basis for presenting total proceeds related to the 2021 registered direct offering of $1.388 billion as cash financing generated by SOS Ltd., China SOS Ltd., WFOE, and Subsidiaries Outside China in your Consolidating Statement of Cash Flows versus $626 million gross excluding $40.4 million of issuance costs allocated to your Subsidiaries in China.

●

Tell us and revise your disclosures accordingly, to discuss why total net cash used in investing activities as presented in your Consolidating Statement of Cash Flows for total investment in equity of $750.1 million for SOS Ltd., China SOS Ltd., WFOE, Subsidiaries Outside China and Subsidiaries in China is greater than beginning total equity and total assets of $60.2 million and $69.8 million at December 31, 2020, $585.6 million in proceeds from registered direct offerings, cash used in operating activities of $225.5 million and net loss of $44 million.

●	Revise your rollforward of “Investments in Subsidiaries outside China, WFOE and China SOS Ltd.” to exclude intercompany cash transfers for the issuance of Class A Ordinary Shares and warrants. Please also explain how the balance of $517.8 million reconciles to total investments in Subsidiaries outside China, WFOE and China SOS Ltd of $749.5 million, prior to consolidating adjustments as presented in your Consolidating Balance Sheeting, including consideration of our comments above.

●	Please confirm that the activity presented in the Consolidating Statements of Cash Flows represents cash activities and supplementally disclose non-cash activities as necessary.

Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, please see the proposed disclosures below.

●

We have a control sheet to track our financings, including gross proceed amount, professional fees and net proceed amount. We obtained total gross proceeds of $626 million, incurred $40.4 million in professional fees, and therefore have net proceeds of $585.6 million. We have revised the Statement of Cash flow of 2021 to reflect the foregoing.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(49,250)	2,647	(12)	3	(10,584)	1,157		12,033	(44,007)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment		0				61			61
Share-based compensation	34,473								34,473
Allowance for doubtful accounts - accounts receivable						963			963.00
Allowance for doubtful accounts - other receivable						269			269.00
Loss on acquisition									-
Income from disposal of discontinued operations									-
Inventory						(96,071)			(96,071)
Changes in operating assets and liabilities
Accounts receivable	-					(15,933)			(15,933)
Other receivables	(9,522)	(99,516)			(595)	(16,228)			(125,862)
Inter-company account	(99,132)	128,855	(311,415)	(1)	84,650	197,044	0
Amount due from related parties		(900)	(2)		(1,000)	(2,243)			(4,146)
Intangible assets		(14,502)							(14,502)
Accrued liabilities					3	19,812			19,815
Tax payables						(8,618)			(8,618)
Accounts payable		11,359				17050			28,409
Other payables	141	121	47			(307)			3
Amount due to related parties	15				9	845			869
Contract liabilities						(415)			(415)
Lease liability						(770)			(770)
Net cash (used in) generated from operating activities	(123,276)	28,064	(311,382)	2	72,482	96,615	0	12,033	(225,462)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		(9,844)			(16,903)	(1,064)			(27,812)
Investment in equity	(374,463)	(310,205)			(64,794)	(657)	750,119		(0)
Proceed from disposals of discontinued operations	0
Net cash (used in) generated from investing activities	(374,463)	(320,049)	-	-	(81,698)	(1,721)		-	(27,812)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	469,618	452,076	315,547		110,523	-	(750,119)	(12,033)	585,611
Proceed from private equity placement, net of issuance costs		-	-						-
Net cash generated from (used in) financing activities	469,618	452,076	315,547	0	110,523	-	(750,119)	(12,033)	585,611
EFFECT OF EXCHANGE RATES ON CASH	0		(1)		(98)	2065			1,966
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(28,121)	160,090	4,164	2	101,210	96,960	(750,119)	-	334,304
CASH AND CASH EQUIVALENTTS, beginning of year	1	0	0	0	0	3,721			3,722
CASH AND CASH EQUIVALENTTS, end of year	(28,120)	160,090	4,164	2	101,210	100,681	(750,119)	-	338,026
Supplemental cash flow
Cash paid for income tax									3,480
Purchase of USDT from a third party exchange platform									6,500
Payment of deposits on equipment in USDT									(6,500)

●	The gross investment in equity exceeds beginning total equity plus total assets plus current year proceeds from the registered direct offering. As the table below shows, SOS Ltd. invested $374.5 million in China SOS Ltd., and immediately China SOS Ltd. invested $310.2 million in WFOE, etc.

Investments	SOS Ltd.	SOS NY Inc.	YBT	China SOS	330_WFOE	QDSOS VIE	QD LLP	SOS auto	SOS IT	SOS Digital	SOS Inner Mogolia	SOS Intel Trading	Total
SOS Ltd.		1,140,000		374,462,950									375,602,950
SOS NY Inc.				64,794,467									64,794,467
YBT
China SOS					310,204,897								310,204,897
Qingdao SOS/WFOE							0					0	0
Qingdao SOS/VIE
Qingdao LLP												0	0
SOS IT											648,042	0	648,042
SOS Inner Mogolia													0
SOS Intel Trading													0
Total				439,257,417	310,204,897	0	0	0	0	0	648,042	0	751,250,356

●	We revised the rollforward of “Investment in Subsidiaries and VIEs ” as follows:

Investment in subsidiaries and VIEs
Roll-forward of “investments in subsidiaries of VIES”	US$“000”
Balance at January 1, 2019	(128)
Equity earnings of WFOE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WFOE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,839
Equity in earnings of WFOE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,850)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814

●	We confirm that the non-cash activities were included in the supplementary disclosure on page F-5 in the 20-F for the year ended December 31, 2021 filed on May 2, 2022. We have also added it to the Statement of Cash Flow of this segmental reporting of 2021 and 2020 respectively as follows:

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(49,250)	2,647	(12)	3	(10,584)	1,157		12,033	(44,007)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment		0				61			61
Share-based compensation	34,473								34,473
Allowance for doubtful accounts - accounts receivable						963			963.00
Allowance for doubtful accounts - other receivable						269			269.00
Loss on acquisition									-
Income from disposal of discontinued operations									-
Inventory						(96,071)			(96,071)
Changes in operating assets and liabilities
Accounts receivable	-					(15,933)			(15,933)
Other receivables	(9,522)	(99,516)			(595)	(16,228)			(125,862)
Inter-company account	(99,132)	128,855	(311,415)	(1)	84,650	197,044	0
Amount due from related parties		(900)	(2)		(1,000)	(2,243)			(4,146)
Intangible assets		(14,502)							(14,502)
Accrued liabilities					3	19,812			19,815
Tax payables						(8,618)			(8,618)
Accounts payable		11,359				17050			28,409
Other payables	141	121	47			(307)			3
Amount due to related parties	15				9	845			869
Contract liabilities						(415)			(415)
Lease liability						(770)			(770)
Net cash (used in) generated from operating activities	(123,276)	28,064	(311,382)	2	72,482	96,615	0	12,033	(225,462)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		(9,844)			(16,903)	(1,064)			(27,812)
Investment in equity	(374,463)	(310,205)			(64,794)	(657)	750,119		(0)
Proceed from disposals of discontinued operations	0
Net cash (used in) generated from investing activities	(374,463)	(320,049)	-	-	(81,698)	(1,721)		-	(27,812)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	469,618	452,076	315,547		110,523	-	(750,119)	(12,033)	585,611
Proceed from private equity placement, net of issuance costs		-	-						-
Net cash generated from (used in) financing activities	469,618	452,076	315,547	0	110,523	-	(750,119)	(12,033)	585,611
EFFECT OF EXCHANGE RATES ON CASH	0		(1)		(98)	2065			1,966
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(28,121)	160,090	4,164	2	101,210	96,960	(750,119)	-	334,304
CASH AND CASH EQUIVALENTTS, beginning of year	1	0	0	0	0	3,721			3,722
CASH AND CASH EQUIVALENTTS, end of year	(28,120)	160,090	4,164	2	101,210	100,681	(750,119)	-	338,026
Supplemental cash flow
Cash paid for income tax									3,480
Purchase of USDT from a third party exchange platform									6,500
Payment of deposits on equipment in USDT									(6,500)

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Consolidation Adjustment (a)	Consolidation Adjustment (b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,403)	(2)	(3)	-		12,425	(452)	(6,161)	4,404
Adjustments to reconcile net income net cash used in operating activities:				0
Depreciation of property, plant and equipment	-	-	-	-		2			2
Share-based compensation	506	-	-	-		-			506
Allowance for doubtful accounts - accounts receivable	-	-	-	-		1			1
Allowance for doubtful accounts - other receivable	0	0	0			158			158
Loss on acquisition	-	-	-	-		-		5,679	5,679
Income from disposal of discontinued operations	-	-	-	-		-		(63)	(63)

Changes in operating assets and liabilities									-
Accounts receivable	-	-	-	-		(2,065)			(2,065)
Other receivables	(102)	-	-	-		(35,917)			(36,019)
Amount due from related parties	-					(2,871)			(2,871)
Tax payables	-	-	-	-		292			292
Accounts payable						(11,940)			(11,940)
Other payables	-	100	-	(2)		1,386			1,484
Amount due to related parties	-	-	-			(3,666)			(3,666)
Contract liabilities	-					546			546
Net cash (used in) generated from operating activities	(999)	98	(3)	(2)		(41,649)	(452)	(545)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-		(501)			(501)
Investment in equity	-	(3,391)	3,391	-		0			-
Proceed from disposals of discontinued operations	-	-	-			3,500			3,500
Net cash (used in) generated from investing activities	-	(3,391)	3,391	-		2,999		-	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	-	-		-			3,578
Proceed from private equity placement, net of issuance costs	1,000					38,973			39,973
Net cash generated from (used in) financing activities	1,000	3,578	-	-		38,973		-	43,551

EFFECT OF EXCHANGE RATES ON CASH	(1)	(17)	(84)	-		785			683
NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	(0)	268	3,304	(2)		1,108	(452)	(545)	3,681
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-		41		-	42
CASH AND CASH EQUIVALENTTS, end of year	1	268	3,304	2		147	(452)	(545)	3,722
Supplemental cash flow
Cash paid for income tax									1,962,855
Purchase of USDT from a third party exchange platform									-
Payment of deposits on equipment in USDT									-

3.	We note your response to prior comment 4 and that no statutory reserve fund was provided despite profit recognition because you have not established or recognized any registered paid-up capital and you have no plan to distribute dividends for the periods presented. Please enhance your disclosure to clarify this requirement since you currently that pursuant to the law applicable to China’s foreign investment enterprises, an operating entity that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Please provide us with your proposed disclosure.

Response: In response to the Staff’s comment, please see the proposed disclosures below.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to distribute dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations, each of our PRC subsidiaries and the VIEs and their subsidiaries is required to set aside: (i) 10% of its after-tax profits each year, to fund statutory reserve until such reserve reaches 50% of its registered capital. However, it is a common accounting practice in China not to provide statutory reserves until any dividend distribution is declared, especially when no registered paid-up capital has been established and recognized yet; (ii) an enterprise expansion fund; and (iii) a staff bonus and welfare fund. Each of such entities in China is also required to further set aside a portion of its profits to fund enterprise expansion and the employee welfare fund. Although (ii) and (iii) as set forth above are required, it is determined at the discretion of its board of directors (the “Board”). As of the date of this letter, the Board has not yet passed such resolutions.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC